EXHIBIT 12.1
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                            MARK IV INDUSTRIES, INC.
    STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES(1)

                                        (DOLLARS IN THOUSANDS)
                                              (UNAUDITED)



                                                                 YEAR ENDED LAST DAY OF              SIX-MONTHS ENDED
                                                                        FEBRUARY                        AUGUST 31,
                                              1993      1994      1995     1996        1997         1996         1997
                                              ----      ----      ----     ----        ----         ----         ----
Earnings:
 Income before provision for income taxes   $42,300   $61,000    $89,200  $135,700   $164,200     $ 84,500      $94,200
 Fixed charges, before capitalized interest  48,033    46,874     50,448    57,197     63,809       32,744       32,167
 Amortization of capitalized interest           133       210        247       265        335          168          263
                                           ---------  --------   --------  --------  ---------    ---------     --------
         Earnings as adjusted               $90,466  $108,084   $139,895  $193,162   $228,344     $117,412     $126,630
                                           ========= =========  ========= ========   =========    =========    =========





Fixed Charges:
  Interest expense, net                     $44,400   $43,100    $46,300    $52,600   $59,000    $  30,300     $ 29,900
  Investment income earned (2)                  300       400        284        396       418          209          219
                                           ---------  --------   --------  --------  ---------   ---------     ----------
       Total interest                        44,700    43,500     46,584     52,996    59,418       30,509       30,119
  Amortization of debt expense                1,383     1,424      1,659      1,726     1,871          975        1,028
  Interest portion of rent expense            1,950     1,950      2,205      2,475     2,520        1,260        1,020
                                            --------  --------    -------   -------  ---------   ---------      --------
      Fixed Charges, before
       capitalized interest                  48,033    46,874     50,448     57,197    63,809       32,744       32,167
  Capitalized interest                          632       195        335        703     1,901          352          951
                                             -------   -------    --------   --------  -------     ---------     --------
   Fixed Charges                            $48,665   $47,069    $50,783    $57,900   $65,710     $ 33,096     $ 33,118
                                            ========  ========   ========== ========= ========    ==========   ==========
 Ratio of Earnings to Fixed Charges            1.86x     2.30x      2.75x      3.34x     3.48x        3.55x        3.82x

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(1)      For the purpose of calculating the ratio of earnings to
         fixed charges, (i) earnings consist of income from continuing operations before income taxes and the restructuring charge, plus fixed charges and (ii) fixed charges consist of interest expense incurred, capitalized interest, amortization of debt expense and 15% of rental payments under operating leases (an amount estimated by management to be the interest component of such rentals).
         If the restructuring charge were included in the ratio determination for fiscal 1997, the actual ratio would be 1.76x.

(2) Represents investment income presented with interest expense, which must be eliminated for purposes of calculating the ratios.
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